Exhibit 99.(g)(2)

MANAGEMENT FEE WAIVER AGREEMENT

June 16, 2026

HB Wealth Credit Opportunities Fund

60 East 42nd Street

26th Floor

New York, New York 10165

Dear Ladies and Gentlemen:

This letter (the “Agreement”) will confirm the agreement between HB Wealth Credit Opportunities Fund (the “Fund”) and iCapital Fund Advisors LLC (the “Adviser”), as follows:

1.	The Fund is a closed-end management investment company that does not publicly offer its shares and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Pursuant to an Investment Management Agreement dated June 16, 2026, the Fund and the Adviser (the “Investment Management Agreement”), the Fund has retained the Adviser to provide the Fund with investment advisory and certain other services. Pursuant to the Investment Management Agreement, the Fund has agreed to pay to the Adviser a management fee measured as of the end of each month at the annual rate of 1.25% of the Fund’s net asset value (0.104% monthly) (the “Management Fee”), provided that, if the Fund calculates its net asset value more frequently than monthly, the Management Fee shall be calculated on the same frequency as the net asset value is calculated. Pursuant to a Sub-Advisory Agreement dated June 16, 2026, between HB Wealth Management, LLC (“HB”) and the Adviser (the “Sub-Advisory Agreement”), the Adviser has retained HB to provide the Fund with sub-advisory and certain other services. Pursuant to the Sub-Advisory Agreement, the Adviser has agreed to pay to HB a monthly sub-advisory fee at the rate of 0.083% (1.00% on an annualized basis) of the value of the Fund’s month-end assets (the “Sub-Advisory Fee”). Pursuant to a Sub-Advisory Fee Waiver Agreement, HB agrees to waive completely the Sub-Advisory Fee it is entitled to receive from the Adviser pursuant to the Sub-Advisory Agreement for the first twelve months of the Fund’s operations.

3.	Pursuant to this Agreement, the Adviser agrees to waive a portion of the Management Fee it is entitled to receive from the Fund pursuant to the Investment Management Agreement for the first twelve months of the Fund’s operations (the “Expiration Date”) in an amount equal to the amount of the Sub-Advisory Fee that HB waived pursuant to the Sub-Advisory Fee Waiver Agreement.

4.	The Adviser may not seek reimbursement from the Fund with respect to the Management Fee waived pursuant to this Agreement.

5.	This Agreement shall become effective on the effective date of the Investment Management Agreement and continue through the Expiration Date, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement.

6.	Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

7.	Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computation of net asset value, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

8.	If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9.	It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Amended and Restated Agreement and Declaration of Trust, as amended from time to time.

10.	This Agreement constitutes the entire agreement between the Fund and the Adviser with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and the Adviser.

[The remainder of the page has been intentionally left blank. The signature page follows.]

If the foregoing correctly sets forth the agreement between the Fund and the Adviser, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

HB WEALTH CREDIT OPPORTUNITIES FUND

By:	/s/ Nicholas Veronis
Name:	Nicholas Veronis
Title:	President

ACCEPTED:

ICAPITAL FUND ADVISORS LLC

By:	/s/ Brian Hourihan
Name:	Brian Hourihan
Title:	Authorized Signatory

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